UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2023

Commission File Number 001-35192

Pingtan Marine Enterprise Ltd.

(Exact name of registrant as specified in its charter)

18/F, Zhongshan Building A

No. 154 Hudong Road

Fuzhou, People’s Republic of China

(+86-591) 8727 1753

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Pingtan Marine Enterprise Ltd. (the “Company”) plans to hold a special meeting of shareholders to seek approval for a reverse stock split of the Company’s ordinary shares. The reverse stock split proposal includes a ratio of 1-for-every-10 shares. The time, date, location and other details regarding the special meeting will be communicated to shareholders at a later date via proxy materials, which will be furnished to the Securities and Exchange Commission. The primary goal of the reverse stock split is to increase the per share market price of the Company’s ordinary shares to meet the minimum share bid price requirement of the Nasdaq Listing Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Pingtan Marine Enterprise Ltd.

Date:	February 28, 2023	By:	/s/ Zhuo Xinrong
			Name:	Zhuo Xinrong
			Title:	Chief Executive Officer

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